# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 04/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-24-003017
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Shulamit Leviant, Esq., Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York (NY), 10022, 212-446-4053; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- M.H. Davidson & Co. (CIK 0001336624): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Davidson Kempner Opportunistic Credit LP (CIK 0001981303): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DKOF VI Trading Subsidiary LP (CIK 0002015526): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DK VCSA Lender LLC (CIK 0002033017): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Comment: This Amendment No. 10 ("Amendment No. 10") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 22, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 10 amends and supplements Item 4 and amends and restates Items 5(a)-(c) and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. This Amendment No. 10 is the final amendment to the Schedule 13D and constitutes an "exit filing" for each of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 30, 2025, upon the closing of the transactions described in the Issuer's Current Report on Form 8-K filed with the SEC on May 1, 2025, (i) each share of Class A Common Stock held by CO, DKOPPC, DKOF VI and DK VCSA Lender was converted into $5.30 in cash and (ii) the Notes held by DK VCSA Lender were cashed out at $5.30 per share of Class A Common Stock on an as-converted basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, no transactions in the shares of Class A Common Stock were effected by the Reporting Persons since the filing of Amendment No. 9.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 30, 2025.

## Signatures
- M.H. Davidson & Co.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP., General Partner of CO (05/05/2025)
- Davidson Kempner Opportunistic Credit LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKOPPC GP, General Partner of DKOPPC (05/05/2025)
- DKOF VI Trading Subsidiary LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Drawdown GP Topco LLC, Managing Member of DKOF VI GP, General Partner of DKOF VI (05/05/2025)
- DK VCSA Lender LLC: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Madave, Manager of DK VCSA Lender (05/05/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (05/05/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (05/05/2025)